Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PROFIT AND PRODUCTION GAINS, PROGRESS ON PROJECTS SUSTAINED IN Q2
London, 27 July 2009 — Randgold Resources (LSE: RRS) (Nasdaq: GOLD) today posted a 45% quarter on quarter increase in profit for the three months to June and reported that the development of its growth projects, including the new mine in Côte d’Ivoire, was on track.
Profit for the quarter rose to US$18.9 million (Q1: US$13.1 million) on the back of a 10% increase in attributable gold production to 121 685 ounces and a small improvement in the gold price received. Total cash costs per ounce were up 4% at US$477/oz, mainly as a result of accounting adjustments related to Morila’s conversion to a stockpile treatment operation.
The company’s flagship Loulo complex in Mali upped production to 87 261 ounces and reduced the total cash cost to US$483/oz from 70 826 ounces at US$501/oz, primarily because of higher ore grades and slightly improved throughput. The higher overall ore grade reflected the contribution of the higher grade, metallurgically more complex ore from the Yalea opencast mine combined with an increase in ore from the underground mine, where the development rate again steadily increased. Production was maintained despite several planned shutdowns for the crusher expansion project, which was completed during the quarter and is expected to increase throughput significantly as Loulo ramps up to its target of 300 000 tonnes per month.
The Morila joint venture, also in Mali, successfully completed its conversion from a mining to a stockpile treatment operation during the quarter and produced 86 061 ounces of gold, in line with the life of mine plan, at a total cash cost of US$463/oz (US$375/oz prior to stockpile adjustments). The mine is continuing its drive to reduce costs to ensure that it remains a strong cash generator in its current incarnation.
Work on the new Tongon mine gained momentum with the start of the major civil programmes for the process plant and the project is on track to start gold production in the fourth quarter of 2010. Concrete pouring is already under way and by the end of the quarter, some 1 000m3 of an estimated total of 27 000m3 had been poured. The first phase of the main water storage dam has been completed and work is progressing on the other site earthworks. The project’s main engineering contractor is on site, as are almost 600 of the workforce which will peak at 1 500.
In Senegal, the prefeasibility study on the Massawa project is scheduled for completion by the end of this year. The prefeasibility drilling has been fast-tracked for completion by the end of July.
“This greenfields discovery, where we announced a 3.4Moz inferred resource earlier this year, has the potential to grow into one of the most important finds in Africa in recent years. In addition, its location just across the border from our Loulo complex, offers significant synergistic benefits. If we proceed with its development — and current indications are very positive — construction should start in 2011, which means Massawa will slot in neatly behind Tongon,” chief executive Mark Bristow said.
The Gounkoto target in the south of the Loulo permit is also shaping up as a significant new discovery. Following the completion of the Phase 1 drilling programme, which confirmed the continuity of a large mineralised system extending more than 1 kilometre and yielding a weighted average true width and grade of 18.26 metres at 9.93g/t, work has started on a scoping study. Elsewhere in the Loulo permit area, ongoing exploration has highlighted the potential for additional near surface resources.

“The pace continues to pick up at Randgold Resources,” Bristow said. “Despite some disruption at the beginning of July, caused by a small group of disaffected job-seekers, Loulo is still increasing its output and the production forecast for the year has not changed. Morila is settling down as a profitable stock treatment operation, Tongon is heading for its first gold pour towards the end of next year and Massawa is lining up behind it, at the head of a bulging project pipeline. And in addition to our great organic growth prospects, we are now engaged in negotiations with Moto which, as we announced earlier this month, if successful will materially expand our resource base and extend our geographical reach.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2009
Q2 HIGHLIGHTS
*	Profit up 45% quarter on quarter

*	Attributable gold production up 10% quarter on quarter

*	Morila successfully transitions to stockpile treatment operation

*	Tongon development on track for Q4 2010 production

*	Massawa prefeasibility on track for year end following completion of drilling

*	Gounkoto progresses to scoping study on completion of follow-up drilling

*	Ongoing exploration at Loulo highlights potential for additional near surface resources
Randgold Resources Limited had 76.8 million shares in issue as at 30 June 2009
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2009	2009	2008	2009	2008

Gold sales#	102 935	87 298	95 230	190 233	182 232

Total cash costs*	58 089	50 830	52 846	108 919	98 425

Profit from mining activity*	44 846	36 468	42 384	81 314	83 807

Exploration and corporate expenditure	12 787	11 036	12 553	23 823	26 505

Profit before income tax and financing activities	26 477	21 763	25 166	48 240	46 805

Profit for the period	18 924	13 092	20 236	32 016	38 391

Profit attributable to equity shareholders	14 946	11 052	17 911	25 998	33 877

Net cash generated from operations	17 541	28 312	11 237	45 853	28 333

Cash and cash equivalents	219 987	248 448	324 275	219 987	324 275

Attributable production+ (ounces)	121 685	110 313	115 598	231 998	219 248

Group total cash costs per ounce*+ (US$)	477	461	457	469	449

Group cash operating costs per ounce*+ (US$)	428	414	409	421	401

#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.

*	Refer to explanation of non-GAAP measures provided.

+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS
Gold sales increased by 18% from the previous quarter due to a 10% increase in attributable gold production for the quarter and a 3% increase in the average gold price received of US$832/oz (Q1 2009: US$809/oz). Gold sales also increased by 8% compared to the corresponding quarter in June 2008 principally due to higher attributable gold production achieved during the current quarter (5%).
Total cash costs per ounce for the group were 4% higher than the previous quarter. The principal reason for the increase was higher cash costs at Morila following the transition of the operation from in pit mining to stockpile retreatment during the quarter. Consequently, the costs associated with the stockpiles that were processed during the quarter, previously recognised as an asset, have been expensed through the income statement. On an attributable basis, stockpiles decreased by US$3 million at Morila during the current quarter, compared to a US$1 million increase in the previous quarter. As such, the cash cost per ounce at Morila increased by 19% from the previous quarter, mainly as a result of this stockpile adjustment (US$88/oz) as well as a 13% reduction in ounces produced as the ore from stockpiles processed were of lower grade but in line with the mining plan. The total cash cost per ounce includes this non-cash stockpile adjustment. Prior to the stockpile adjustment, total cash costs at Morila are US$375/oz or 19% lower than the current reported costs. The cash cost per ounce at Loulo was 4% lower than the March 2009 quarter, as a result of a 23% increase in production. This was offset by higher mining rates following the new open pit mining agreement entered into with effect from 1 April 2009, higher use of reagents as a result of the higher copper content ore from Yalea opencast and the movement in stockpiles and production inventory and corresponding adjustments.
The higher aggregate costs of the current quarter compared to the corresponding quarter in 2008, primarily from the stockpile adjustments explained above, were partially offset by the 5% increase in ounces produced, resulting in 4% higher cash costs per ounce during the current quarter compared to the corresponding quarter of 2008.
Profit from mining for the current quarter increased by 23% from the previous quarter and by 6% when compared with the corresponding quarter in 2008. Exploration and corporate expenditure of US$12.8 million was 16% higher than the previous quarter (US$11.0 million) due to increased exploration expenditure in particular in Senegal, where significant drilling was undertaken as part of the prefeasibility study work on the Massawa project.
Profit for the quarter was US$18.9 million — an increase of 45% on the previous quarter. Profit includes an additional provision of US$3.9 million against investments in auction rate securities (ARS), due to the deterioration of the underlying collateral of certain of these securities. This compares to a provision of US$1.1 million in the previous quarter. Adjusted profit (prior to impairment of ARS) increased by 61% to US$22.8 million compared to the previous quarter’s US$14.2 million. Adjusted profit for the current quarter was 13% higher than the corresponding quarter in the prior year (Q2 2008: US$20.2 million).
Gold sales for the six months ending 30 June 2009 increased by 4% compared to the six months ending 30 June 2008. This was due to a 6% increase in attributable ounces sold, offset by a decrease in the average gold price received from US$833/oz during the six months ended 30 June 2008 to an average price of US$820/oz for the six months ended 30 June 2009.
Profit from mining decreased by 3% during the six months ending 30 June 2009, compared to the corresponding period in 2008, following higher production costs and stockpile movements, partially offset by an increase in ounces sold. Ore was added to the stockpiles at both operations during the first six months ending 30 June 2008. Conversely, as explained above, particularly with Morila starting to mine only stockpiles, ore has been taken from the stockpile during the six months ending June 2009 at both operations, in line with the mine plan. The net effect of this was to increase costs by US$15.7 million.
OPERATIONS
LOULO
Loulo produced 87 261 ounces of gold during the quarter at a total cash cost of US$483/oz compared to 70 826 ounces in the previous quarter at US$501/oz. The increase in production was mainly attributable to higher ore grades of 5.0g/t (3.7g/t in Q1 2009) plus slightly higher throughput offset by the effect of lower recoveries following the processing of the higher grade metallurgically more complex ore from the Yalea opencast. Tonnes processed from the higher grade Yalea opencast ore of +8g/t and ore from the Yalea underground mine of 138 659 tonnes at 4.4g/t during the current quarter (101 922 tonnes at 5.4g/t in Q1 2009) impacted positively on the overall recovered grade from the mine. Throughput was maintained despite several planned shutdowns for the crusher expansion project which was completed at the end of the quarter and is anticipated to significantly increase throughput as the mine ramps up to 300 000 tpm.
Total tonnes mined were slightly higher than the previous quarter but in line with the plan. The decrease in total cash cost per ounce is mainly attributable to higher ounces produced. This was partially offset by an increase in the consumables used in the metallurgical process resulting from the change in the mix of ore processed through the plant plus the effect of the new mining contractor rates which came into effect on 1 April 2009 together with stockpile adjustments. The mine has continued to struggle with its main open pit contractor and consequently took the decision to bring in a second contractor to assist in meeting the required tonnages.
The lower recovery experienced during the quarter arose from management’s decision to process higher grade metallurgically more complex ore from Yalea south for the month of June, to mitigate the impacts of the crusher shutdowns as its higher copper content consumes excessive amounts of cyanide and oxygen resulting in lower recoveries. This ore would normally have been blended into the plant circuit in smaller quantities over the remainder of the year. Circuit recoveries have returned to normal levels.
LOULO RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	5 751	5 728	7 074	11 479	14 920
Ore tonnes mined (000)	640	633	953	1 273	1 822

Milling
Tonnes processed (000)	699	685	686	1 384	1 387
Head grade milled (g/t)	5.0	3.7	3.5	4.4	3.3
Recovery (%)	78.0	87.1	91.0	82.3	91.0
Ounces produced	87 261	70 826	70 100	158 087	133 350
Average price received+ (US$/oz)	798	765	782	780	784
Cash operating costs* (US$/oz)	435	459	451	446	441
Total cash costs* (US$/oz)	483	501	496	491	483

Profit from mining activity* (US$000)	29 116	16 137	19 970	45 253	39 847

Gold sales*+ (US$000)	71 268	51 648	54 726	122 916	104 316

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 23 748 ounces delivered at US$441/oz in the quarter ended 30 June 2009 and 23 748 ounces delivered at US$441/oz in the quarter ended 31 March 2009 and 17 499 ounces delivered into the hedge at US$429/oz in the quarter ended 31 March 2008.
After the quarter end, on Friday 10 July, the mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment on the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. All operations were suspended for 36 hours allowing the authorities to restore the situation to normal. By Wednesday 15 July, all mining and processing operations were again operating at normal capacity. The mine revised the operating plan to catch up the lost production, which included bringing some of the planned maintenance forward to coincide with the interruption of operations, and as such the production target for this year remains unchanged.
MORILA
The Morila mine produced 86 061 ounces of gold which was 13% below the previous quarter’s 98 718 ounces but in line with the life of mine plan. Open pit mining activities ended during the quarter and the mine began the treatment of lower grade stockpiles. Total cash cost for the quarter of US$463/oz was 19% higher than the previous quarter (Q1 2009: US$388/oz). This was due to the treatment of lower grade stockpiles resulting in stockpile adjustments (as explained in Comments above) as well as less gold being produced. Prior to the stockpile adjustment, the total cash cost was US$375/oz. The mine is continuing its drive to reduce costs to ensure that it remains a strong cash generator for the remainder of the stockpile treatment operation.
Tonnes processed for the quarter of 1 089 000 were 3% above the previous quarter (1 053 000t) following certain modifications to bypass the SAG mill (during maintenance) and improve mill availability as well as improved power utilisation due to the introduction of magnetic separation to remove steel chips from the ball mill discharge. Despite the decrease in the ore grade, the overall recovery remained high at 91.7% for the quarter (Q1 2009: 92.3%).
MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2009	2009	2008	2009	2008

Mining
Tonnes mined (000)	280	3 377	5 029	3 657	10 730
Ore tonnes mined (000)	195	1 425	1 211	1 620	2 742

Milling
Tonnes processed (000)	1 089	1 053	1 088	2 142	2 096
Head grade milled (g/t)	2.7	3.2	3.5	2.9	3.5
Recovery (%)	91.7	92.3	92.9	92.0	92.2
Ounces produced	86 061	98 718	113 746	184 779	214 746
Average price received (US$/oz)	920	903	890	911	907
Cash operating costs* (US$/oz)	408	334	344	368	339
Total cash costs* (US$/oz)	463	388	398	423	395

Stockpile adjustment (US$/oz)**	88	(24)	(109)	29	(104)

Profit from mining activity* (US$000)	39 325	50 828	56 035	90 153	109 900

Attributable (40% proportionately consolidated)

Gold sales (US$000)	31 667	35 650	40 504	67 317	77 916
Ounces produced	34 424	39 487	45 498	73 911	85 898
Profit from mining activity* (US$000)	15 730	20 331	22 414	36 061	43 960

*	Refer to explanation of non-GAAP measures provided.

**	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash cost per ounce include non-cash stockpile adjustments.
The rightsizing process which commenced in Q1 in advance of the open pit closure was completed smoothly during this quarter. The mine is busy conducting an agri-business study as a possible variation to the current mine closure plan. Based on current estimates the mine is scheduled to close in 2013. In addition to the already established community trust, the mine is also in the process of establishing a microfinance facility for retrenched employees through CAMIDE (Centre to Assist Microfinance and Development) a local microfinance company.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea Mine
During Q2 of 2009 a total of 1 582 metres of development was completed and 138 659 tonnes of ore at a grade of 4.36g/t was hauled to surface. This represents an increase of 31% on the development achieved in Q1 of 1 212 metres and 36% on the ore delivery in Q1 of 101 922 tonnes.
The Yalea declines have now been advanced to a distance of 1 322 metres from surface and a vertical depth of 212 metres. Overall development has again steadily increased when compared to the previous two quarters and the mine is addressing the current key issues hampering the development in order to meet the planned schedule, namely ventilation and water control. A main dam is scheduled for development on 38 Level during Q3 from which water will be pumped directly to surface instead of via the current cascade system. This will enable the declines to be de-watered for development purposes. In respect of ventilation, a ventilation loop has been planned which will be equipped with a new main fan unit already on site. This will enable the decline ventilation to be separated from the stoping areas and allow independent blasting of the declines and associated development. Both measures are intended to ensure a rapid advance in the twin declines.
Overall development to date for the underground section is 7 273 metres.
The overland conveyor (from the underground decline to the process plant reclaim stockpile) has been successfully commissioned.
During Q2, the focus has been on developing the Tabaski incline and opening up face length to stope under P125. This is evident by the ore metres achieved during Q2, which was 485 metres compared to 209 metres in Q1, and allows the section to stope on two levels simultaneously.
Work has continued on the underground mine control system. The control room has been completed and installation of the main control systems started.
A further milestone achieved was the commissioning of the backfill plant during this quarter. In addition the first backfill hole has also been drilled from surface to 12 Level and lined with special wear resistant steel piping. It is envisaged that backfill trials and testing will be carried out during Q4 2009.
Gara Mine
Planning on the Gara underground mine is progressing. It is envisaged that the Gara mine will be accessed via a twin decline system situated inside the southern part of the current open pit. Access will be provided via a cut-through into the pit, which will later be filled in after concrete tunnels have been constructed. A detailed mine plan and schedule has been completed. It is expected that the excavation of the cut-through will start in Q4 with decline development commencing in January 2010. The first ore delivery from Gara, which will be development and silling ore, is anticipated by the end of 2010. As with Yalea, the Gara ore will be transported via overland conveyor from the Gara underground to the Loulo plant.
TONGON PROJECT
Tongon mine development is on track with the start of the major civil programmes for the process plant. The main plant civil works and excavation and preparation for the mill, thickeners, reagents and CIL foundations are complete. The aggregate preparation and concrete batching facilities are now available and the major concrete pours are underway with approximately 1 000m3 of the total project volume of 27 000m3 having been poured to date.
The project’s main engineering contractor, SENET, has mobilised to site and mechanical works on the CIL tank assembly have started.
Site earthworks continue apace with the completion of the first phase of the main water storage dam. This dam is a major structure designed to supply the mine with its total water requirement. The first phase of the dam raises the retaining wall 8 metres above ground level (RL 320m) to hold approximately 4 million m3 of water in storage. This is more than sufficient for construction purposes and the mine’s needs in the start-up phase. The final phase of the dam wall, scheduled for the first half of 2010, will see it rise to 15 metres above ground level (RL 327m) for a total capacity of 24 million m3. A total of 219 000m3 in earthworks has been moved to date out of a total planned volume of 700 000m3 for the construction phase.
Logistics are running normally with the main supply route via the port of Abidjan. Container delivery is ramping up with 83 containers and 87 break bulk packs already delivered to site.
Manpower is also building up with 584 people currently on site out of an estimated peak manpower level of 1 500 personnel. In keeping with Randgold Resources commitment to localisation, expatriate personnel recruitment has been minimised and approximately 85% of the nationals employed are recruited from the local villages around Tongon.
Overall project progress remains on track for gold production in the last quarter of 2010.

A meeting has been scheduled with COMINE on 5 August 2009 to approve the Tongon mining licence.
Voter registration for the November 2009 elections in Côte d’Ivoire has been completed and formal progress towards normality in the north is evidenced by the return of judicial and administrative control to the civilian bureaucracy. A general election date of 29 November 2009 has been announced.
MASSAWA PROJECT
Following on from the positive scoping study completed last quarter we are progressing with the prefeasibility study, planned for completion by year end. The infill diamond and RC drilling programmes were recently completed, reducing the inter-hole spacing to 50 by 50 metres. Consultants SRK visited the site during this drilling and approved all drilling, sampling and estimation procedures. Geological modelling is now underway.
Geotechnical drilling has commenced with geotechnical logging for slope design initiated. Environmental baseline studies on groundwater levels and water quality have also started. Metallurgical testwork continues with very good flotation results being received to date. Final leach recovery testwork on the concentrate is underway. Following the completion of a LIDAR survey, volumetric capacities for water storage reservoirs and tailings storage facilities have been initiated on the terrain model by consultants Epoch Resources.
EXPLORATION ACTIVITIES
Exploration during Q2 has continued in line with our strategy of organic growth through discoveries. As such, we have continued to build on the excellent platform established from the results of Q1 and highlights include:
*	Massawa: Prefeasibility drilling fast-tracked to completion by the end of July. Results from this drilling support the geological model over a 4 kilometre strike length and indicate that the system is open in all directions.

*	Loulo: Resource ounces added at Loulo 3 target and follow-up drilling at Gounkoto confirms presence of a large mineralised system.

*	Tongon: A revision of all of the geological data is in progress which will result in a new target generation exercise during the wet season to prioritise programmes in Q4.
Elsewhere the team continues to pursue the strategy of evaluating opportunities across Africa. Due diligence visits were completed on five separate projects, located in Ghana, Burkina Faso, Mali, Democratic Republic of Congo and Central African Republic. During the quarter, the team has had up to 10 drill rigs spinning at projects in Mali and Senegal.
At Massawa in Senegal, the prefeasibility drilling programme was accelerated for completion prior to the wet season with up to six drill rigs working simultaneously. The drilling of the US$650 pit shell at a 50 by 50 metre grid is complete. This prefeasibility programme is concentrating on 4 kilometres of continuous mineralisation which is part of a much larger (8 kilometres long) mineralised trend, which is open in all directions. Surrounding the Massawa target are a number of untested soil anomalies and conceptual targets. Mineralisation occurs in up to five sub-parallel structures where fluids have exploited an intense zone of brittle/ductile deformation at the contact between a volcaniclastic and sedimentary unit. At present only the largest structure is being modelled for resource purposes.
The latest phase of work has confirmed the existing geological interpretations in all three zones. The N2 Zone, averages 9.90 metres true width at a grade of 7.00g/t over 820 metres. This quarter’s intersections include: MWDDH097: 11.00 metres at 16.09g/t, MWDDH101 — 10.90 metres at 10.22g/t; MWDDH103 — 17.20 metres at 7.47g/t; MWDDH106 — 13.35 metres at 9.62g/t; and MWDDH109 — 9.20 metres at 16.40g/t. Located to the south of N2, the N1 target is structurally more complex and has been divided into two zones: a Northern Zone which averages 10.23 metres true width at a grade of 3.45g/t over 388 metres and a Southern Zone averaging 5.75 metres true width at a grade of 4.34g/t over 363 metres. The Central Zone, which is the most complex of the three targets, averages 10.00 metres true width at an average grade of 5.80g/t over 1 500 metre strike and includes a number of high grade intersections containing visible gold mineralisation including MWDDH198 — 10.30 metres at 76.00g/t (including.0.80 metres at 947.00g/t).
An inferred resource of 3.39Moz at 2.87g/t for Massawa was announced in Q1. The new data is currently being modelled to provide the necessary information for the completion of a prefeasibility study by year end. Full details of the Massawa project including listing of drill intersections received during Q2 can be found on the Randgold Resources website: www.randgoldresources.com.
At Gounkoto on the Loulo permit, nine RC holes and eight diamond drill holes, drilled during the quarter, have confirmed the continuity of gold mineralisation and at the same time illustrated that the controls on mineralisation are complex. Drilling is still in progress and will continue until rains halt operations. The target features some very broad zones of strong mineralisation and remains open in all directions. The P64 target which features 250 metres of similar alteration and mineralisation locates 300 metres to the north north west. In total, the weighted average for the true width and grade of the main mineralised zone, which lies between FRDH01 and FRDH02, over a strike length of 1 072 metres is 18.26 metres at 9.93g/t. Consequently, a scoping study to further assess the viability of the project is planned to be completed by the end of Q3 2009.
Q2 INTERSECTIONS FROM GOUNKOTO

					Average
	From	To		True	grade
Hole Id	(m)	(m)	Interval	width	Au g/t	Including
FRDH03	40.40	42.50	2.10	2.00	1.19
	59.00	60.00	1.00	1.00	1.07
	67.20	68.00	0.80	0.80	2.17
	151.20	152.35	1.15	1.00	1.44
FRDH04	95.50	96.50	1.00	1.00	6.90
	113.10	118.10	5.00	4.40	1.32
FRDH07	72.00	73.00	1.00	0.80	8.00
	82.00	84.00	2.00	1.70	1.06
FRDH08	128.20	160.00	31.80	27.00	8.79	8m @ 18.26g/t
FRDH09	67.50	73.50	6.00	5.80	0.88
GKDH01	127.90	148.80	20.90	19.25	2.49
	157.20	167.50	10.30	9.50	11.93
GKDH02	206.70	215.65	8.95	8.00	1.10
GKDH03	2.00	7.00	5.00	4.50	2.03
	11.00	18.00	7.00	6.10	1.52
	161.70	168.00	6.30	5.50	1.09
GKDH04	No mineralisation intersection; borehole drilled into hangingwall rock sequence
GKDH05	83.80	117.00	32.20	23.40	6.63	10.30m @13.28g/t
GKDH06	94.40	109.70	15.30	14.60	2.83
	152.80	177.20	24.40	22.80	4.94	1.92m @ 31.77g/t
GKDH07						Results pending
GKDH08	35.10	42.60	7.50	7.25	28.99	4.1m @ 51.85g/t
GKDH09	43.00	44.00	1.00	1.00	1.27
	65.00	68.00	3.00	2.50	1.41
	166.14	204.10	37.96	35.40	1.63	4.46m @ 10.44g/t
	240.30	248.80	8.50	7.50	1.34
GKDH10	9.00	15.00	6.00	5.00	2.40
	20.00	25.00	5.00	4.25	10.26
	92.00	121.10	29.10	28.00	3.65	4.03m @ 5.13g/t
						and 5.76m @ 9.91g/t
	160.00	163.30	3.30	3.00	1.86
GKRC01	12.00	14.00	2.00	1.90	1.21
	28.00	29.00	1.00	1.00	2.28
	56.00	58.00	2.00	1.90	1.65
GKRC02	19.00	48.00	29.00	26.50	2.60
GKRC03	76.00	78.00	2.00	1.90	1.38
	88.00	98.00	10.00	9.00	3.11
GKRC04	88.00	114.00	26.00	23.40	2.05	1m @ 13.2g/t
						and 2m @ 7.7g/t
	128.00	142.00	14.00	12.50	2.52	1m @ 24.3g/t
GKRC05	58.00	72.00	14.00	12.00	2.07	1m @ 12.20g/t
	81.00	100.00	19.00	15.80	5.15	1m @ 30.50g/t,
						2m @ 14.55g/t
						and 2m @10.45g/t

					Average
	From	To		True	grade
Hole Id	(m)	(m)	Interval	width	Au g/t	Including
GKRC07	34.00	38.00	4.00	3.20	11.57	1m @ 43g/t
GKRC08	22.00	25.00	3.00	2.25	2.73
	34.00	67.00	33.00	25.00	4.54	5m @ 8.32g/t
GKRC10	124.00	135.00	11.00	9.50	0.13
GKRC16	9.00	18.00	9.00	7.00	0.81
	52.00	54.00	2.00	1.50	1.70
	62.00	74.00	12.00	8.50	8.37	1m @ 22.50g/t
						and 4m @ 15.68g/t
Closer to the Loulo plant, exploration continues on the near-mine satellite targets with Loulo 1, Loulo 2 and Loulo 3 all receiving attention during the quarter.
Along the Yalea Structure to the north of Loulo 2, wide spaced drilling has confirmed previous results and provides a follow-up target at Loulo 1 where promising intersections were returned from tourmalinised sandstone units (L1RC01: 4.00 metres at 9.14g/t from 50.00 metres and L1RC03: 9.00 metres at 2.59g/t from 50.00 metres).
At Loulo 2 North, Q1 programmes realised a resource of 140 000 tonnes at 3.94g/t for 17 875 ounces which is currently being exploited by the mine. Two diamond holes drilled beneath this mineralisation confirmed the system is open at depth, but is considerably weaker where tested with intersections of (L2DH018) 7.20 metres at 0.17g/t from 86.80 metres and 4.00 metres at 1.35g/t from 109.40 metres.
At Loulo 3, drilling continued throughout the quarter with the objective of moving inferred resources to measured and indicated in the Loulo 3 North pit, to test the continuity of mineralisation between the three separate Loulo 3 pits and to test additional models along the Yalea structure. These programmes have been successful and enabled the calculation of a new JORC compliant resource at Loulo 3 North of 1.02Mt at 3.35g/t for 110 000 ounces. The programme has also added potential between and beneath the existing Loulo 3 Central and South pits with numerous high grade intersections. Between the northern and central pits a high grade footwall zone has also been identified which may be plunging to the north. Intersections from this zone include L3RC151 — 22.00 metres at 8.36g/t from 58.00 metres and L3RC150 — 29.00 metres at 6.23g/t from 30.00 metres. Along strike to the south west of the central pit a new zone of mineralisation has also been defined. This target is near surface and shallow but has the potential to provide additional high grade ounces to the plant. Intersections from Loulo 3 south west include L3RC117 - 9.00 metres at 11.89g/t from 17.50 metres and L3RC115 — 5.00 metres at 12.28g/t from 16.50 metres.
On the Bambadji joint venture in Senegal, a regional RAB programme is targeting major structural corridors, with elevated prospectivity. 7 500 metres have been drilled to date with a number of anomalous zones of alteration intersected at various sites.
At Morila, the diamond drilling programme testing conceptual targets around the Morila pit and at Sirakoro failed to intersect any indication of prospective geology, structure, alteration or mineralisation and as a result the decision has been taken to finally bring exploration activities to an end on the mining permit.
In southern Mali the flat, Morila type sediments identified to the SE of the Morila mine, on the Mena permit were tested with a programme of 5 shallow diamond holes. These holes did not intersect gold mineralisation along the enclave, but did confirm the flat nature of the sediments and that they have been intruded by a complex igneous suite comprising granodiorite, tonalite, dolerite, granite, diorite, monzonite, and syenite.
In the Tongon district in Côte d’Ivoire, exploration activities have moved forward with regional work across the Nielle, Boundiali and Diawala permits and the team is integrating belt-scale data to improve understanding across the district and delineate areas of highest prospectivity for further work. Closer to the Tongon mine itself, detailed work on several targets is returning encouraging results, one highlight being the definition of a linear 4.5 kilometre, 100ppb soil anomaly at Nafoun East.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2009	2009	2008	2009	2008

REVENUES

Gold sales on spot	114 248	97 968	103 412	212 216	199 253

Loss on matured hedges	(11 537)	(11 185)	(8 182)	(22 722)	(17 021)

Non-cash profit resulting from roll of hedges	691	645	—	1 336	—

Total revenues	103 402	87 428	95 230	190 830	182 232

Other income	788	1 926	1 030	2 714	893

Total income	104 190	89 354	96 260	193 544	183 125

COSTS AND EXPENSES

Mine production costs	43 277	42 709	50 127	85 986	92 952

Movement in production inventory and ore stockpiles	4 119	(2 519)	(6 705)	1 600	(12 754)

Depreciation and amortisation	6 905	6 406	5 695	13 311	11 390

Other mining and processing costs	4 177	4 458	3 356	8 635	6 490

Mining and processing costs	58 478	51 054	52 473	109 532	98 078

Transport and refining costs	386	392	492	778	1 234

Royalties	6 062	5 109	5 576	11 171	10 503

Exploration and corporate expenditure	12 787	11 036	12 553	23 823	26 505

Total costs	77 713	67 591	71 094	145 304	136 320

Finance income	1 107	616	2 696	979	6 859

Finance costs	(271)	(2 022)	(1 100)	(1 549)	(1 413)

Provision for financial assets	(3 885)	(1 090)	—	(4 975)	—

Finance (costs)/income — net	(3 049)	(2 496)	1 596	(5 545)	5 446

Profit before income tax	23 428	19 267	26 762	42 695	52 251

Income tax expense	(4 504)	(6 175)	(6 526)	(10 679)	(13 860)

Profit for the period	18 924	13 092	20 236	32 016	38 391

Other comprehensive income

Cash flow hedges	9 853	4 928	3 024	14 781	544

Total comprehensive income	28 777	18 020	23 260	46 797	38 935

Profit attributable to:
Owners of the parent	14 946	11 052	17 911	25 998	33 877
Non-controlling interests	3 978	2 040	2 325	6 018	4 514

	18 924	13 092	20 236	32 016	38 391

Total comprehensive income attributable to:
Owners of the parent	24 799	15 980	20 935	40 779	34 421
Non-controlling interests	3 978	2 040	2 325	6 018	4 514

	28 777	18 020	23 260	46 797	38 935

Basic earnings per share (US$)	0.19	0.14	0.24	0.34	0.44
Diluted earnings per share (US$)	0.19	0.14	0.23	0.33	0.43
Average shares in issue (000)	76 739	76 613	76 216	76 676	76 195

These results are presented as the Q2 report and announcement of the results for the six months ended 30 June 2009. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2008 and which will form the basis of the 2009 annual report.
This announcement has been prepared in accordance with the guidance set out in the Listing Rules of the London Stock Exchange for preliminary announcements and is also in compliance with IAS 34 - Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At 30 Jun	At 31 Mar	At 31 Dec	At 30 Jun
US$000	2009	2009	2008	2008

Assets
Non-current assets
Property, plant and equipment	397 842	358 150	336 138	296 160

Cost	510 012	463 415	434 997	385 076
Accumulated depreciation and amortisation	(112 170)	(105 265)	(98 859)	(88 916)

Deferred tax	884	1 396	1 559	1 698
Long term ore stockpiles	47 469	49 460	48 831	50 888
Receivables	7 154	7 513	9 403	23 975
Available-for-sale financial assets	33 625	37 510	38 600	—

Total non-current assets	486 974	454 029	434 531	372 721

Current assets
Inventories and ore stockpiles	85 760	80 448	81 781	67 345
Receivables	65 238	50 933	47 499	44 171
Available-for-sale financial assets	—	—	—	48 950
Cash and cash equivalents	219 987	248 448	257 631	275 325

Total current assets	370 985	379 829	386 911	435 791

Total assets	857 959	833 858	821 442	808 512

Equity attributable to owners of the parent	712 608	684 460	674 396	627 804
Non-controlling interests	19 763	15 785	13 745	12 808

Total equity	732 371	700 245	688 141	640 612

Non-current liabilities
Long term borrowings	797	1 078	1 284	1 695
Loans from minority shareholders in subsidiaries	2 893	2 821	3 032	3 379
Deferred tax	3 016	3 016	3 016	1 451
Financial liabilities — forward gold sales	10 523	17 646	15 749	38 759
Provision for rehabilitation	14 076	14 152	14 054	11 253

Total non-current liabilities	31 305	38 713	37 135	56 537

Current liabilities
Financial liabilities — forward gold sales	26 496	29 917	37 388	46 322
Trade and other payables	62 088	53 545	48 110	52 698
Current tax payable	4 801	10 337	9 190	9 288
Current portion of long term borrowings	898	1 101	1 478	3 055

Total current liabilities	94 283	94 900	96 166	111 363

Total equity and liabilities	857 959	833 858	821 442	808 512

Property, plant and equipment for the six months ended 30 June 2009 increased by US$75 million. This was mainly due to capital expenditure of US$38 million incurred on the underground developments and purchase of equipment at Yalea and Gara as well as the crusher plant upgrade, stockpile reclaim facility, overland conveyor expenditure and the oxygen plant expansion at Loulo. Capital expenditure at Tongon included costs related to earthworks, site establishment, design and engineering, as well as progress payments on the mills, crushers and fleet amounting to US$28.9 million.
The decrease in the non-current receivables from December 2008 to June 2009 is the result of the decrease in TVA and fuel duty balances at Morila.
Available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. The carrying value of these investments is US$33.6 million, following an additional provision of US$5 million which was made during the six months ended 30 June 2009, as well as provisions made against these ARS during the latter part of 2008, as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS. The provision as at 30 June 2009 was based on the same mark-to-model valuation methodology applied at 31 December 2008. As previously disclosed, we believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we have engaged legal counsel and in October 2008 we commenced arbitration proceedings against the bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the US government, in which we have co-operated with the Department of Justice, and regulatory proceedings instigated by the SEC. There can be no assurance that we will be successful in our actions against the bank or the individual brokers, and consequently we have not relied upon this for the determination of the provision.

The increase in current receivables from December 2008 to June 2009, is mainly due to an increase in the TVA balances at Loulo following the end of the exoneration period on 8 November 2008.
The financial instruments liability decreased from US$53.1 million at 31 December 2008 to US$37 million at the end of the current quarter, calculated at the spot price as at 30 June 2009 of US$935/oz (31 December 2008: US$865/oz), due to the company delivering 47 496 ounces into its hedge positions during the six months ended 30 June 2009.
The increase in accounts payable and accrued liabilities is mainly as a result of the timing of payments of creditors and closer management of trade creditors at Loulo.
Provisional tax payments in Mali are made in March, July and November for corporation tax, whilst the final tax payment is made in April for the previous financial year. The current tax payable balance at 30 June 2009 is therefore lower than the balance at 31 December 2008 as a result of this.
CONSOLIDATED CASHFLOW STATEMENT

	6 months	6 months
	ended	ended
	30 Jun	30 Jun
US$000	2009	2008

Profit after tax	32 016	38 391
Income tax expense	10 679	13 860
Profit before income tax	42 695	52 251
Adjustment for non-cash items	21 679	14 303
Effects of changes in operating working capital items	(13 071)	(33 052)
- Receivables	(14 815)	(2 754)
- Inventories and ore stockpiles	(2 618)	(17 633)
- Trade and other payables	4 362	(12 665)
Income tax paid	(5 450)	(5 169)

Net cash generated from operating activities	45 853	28 333

Additions to property, plant and equipment	(75 015)	(37 654)

Net cash used by investing activities	(75 015)	(37 654)

Proceeds from issue of ordinary shares	2 692	1 004
Decrease in long term loans	(1 207)	(1 387)
Dividends paid to company’s shareholders	(9 967)	(9 154)

Net cash used by financing activities	(8 482)	(9 537)

Net decrease in cash and cash equivalents	(37 644)	(18 858)
Cash and cash equivalents at beginning of period	257 631	294 183

Cash and cash equivalents at end of period	219 987	275 325

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number	Share	Share	Other	Retained	attributable	controlling	Total
	of ordinary	capital	premium	reserves	earnings	to owners of	interests	equity
	shares	US$000	US$000	US$000*	US$000	parent	US$000	US$000

Balance — 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges —

Transfer to income statement	—	—	—	17 021	—	17 021	—	17 021

Fair value movement on financial instruments	—	—	—	(16 477)	—	(16 477)	—	(16 477)

						Total equity	Non-
	Number	Share	Share	Other	Retained	attributable	controlling	Total
	of ordinary	capital	premium	reserves	earnings	to owners of	interests	equity
	shares	US$000	US$000	US$000*	US$000	parent	US$000	US$000

Net profit		—	—	—	33 877	33 877	4 514	38 391

Total comprehensive income for the period	—	—	—	544	33 877	34 421	4 514	38 935

Share-based payments	—	—	—	2 734	—	2 734	—	2 734

Share options exercised	83 000	4	1 000	—	—	1 004	—	1 004

Exercise of options previously expensed under IFRS 2	—	—	313	(313)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance — 30 Jun 2008	76 229 924	3 813	452 287	(66 586)	238 290	627 804	12 808	640 612

Balance — 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges —

Transfer to income statement	—	—	—	21 386	—	21 386	—	21 386

Fair value movement on financial instruments	—	—	—	(6 605)	—	(6 605)	—	(6 605)

Net income recognised directly in equity	—	—	—	14 781	—	14 781	—	14 781

Net profit	—	—	—	—	25 998	25 998	6 018	32 016

Total comprehensive income for the period	—	—	—	14 781	25 998	40 779	6 018	46 797

Share-based payments	—	—	—	4 708	—	4 708	—	4 708

Share options exercised	272 400	14	2 678	—	—	2 692	—	2 692

Exercise of options previously expensed under IFRS 2	—	—	916	(916)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance — 30 June 2009	76 780 178	3 841	459 829	(13 075)	262 013	712 608	19 763	732 371

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respective of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges.

NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are explained further below.
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
NON-GAAP

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2009	2009	2008	2009	2008

Gold sales on spot	114 248	97 968	103 412	212 216	199 253
Loss on matured hedges	(11 537)	(11 185)	(8 182)	(22 722)	(17 021)
Elimination of inter-company sales	224	515	—	739	—

Gold sales	102 935	87 298	95 230	190 233	182 232

Mine production costs	43 277	42 709	50 127	85 986	92 952
Movement in production inventory and ore stockpiles	4 119	(2 519)	(6 705)	1 600	(12 754)

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2009	2009	2008	2009	2008
Transport and refinery costs	386	392	492	778	1 234
Royalties	6 062	5 109	5 576	11 171	10 503
Other mining and processing costs	4 177	4 458	3 356	8 635	6 490
Elimination of inter-company sales	68	681	—	749	—

Total cash costs	58 089	50 830	52 846	108 919	98 425

Profit from mining activity	44 846	36 468	42 384	81 314	83 807

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 30 June 2009 is summarised below:

	Forward sales	Forward sales
	ounces	average US$/oz

Year ended 2009	37 500	428
Year ended 2010	41 748	500

Total	79 248	466

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book represents approximately 12% of planned production at Loulo and 9% of the group’s production for the period.
GENERAL
The company remains committed to meet its annual production target as set out at the beginning of the year. The drilling programme at Massawa has been completed and the company is on track to finish the prefeasibility study on this project by the end of the year. Furthermore the Phase 1 drilling at Gounkoto has been completed and the company expects to conclude its initial scoping study on this project by the next quarter. Both of these projects represent significant growth opportunities.
As previously reported, the company has consistently followed a strategy of evaluating external acquisition opportunities with a view to finding mines or projects that will create long term value for shareholders. As such, we are pleased to have recently announced our intention to acquire a 50% operating interest in Moto Goldmines Limited, the 70% owner of the Moto gold project in the Democratic Republic of Congo, as part of that strategy. If the company were to be successful in this acquisition, the development of this project would slot in neatly after the company’s existing growth pipeline as highlighted above. Shareholders will be advised in due course as this transaction progresses.
The directors confirm to the best of their knowledge that:
a) these half-yearly results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b) the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief executive	Financial director
RANDGOLD RESOURCES NEWS UPDATES
BALANCING CASHFLOWS AND CAPITAL PROJECTS
Graham Shuttleworth, CFO
Financing the operations and the company’s growth remains a key focus for the executive team. This means maximising cashflows from existing mines and minimising capital spend on projects, without limiting the full potential and quality of each new project.

Given the dynamic state of the world’s economy, this requires a flexible approach to procurement to flush out the best sources, bearing in mind the impact of currency fluctuations. In this regard, Randgold Resources has been successful in capturing overall savings in dollar terms. When the rand depreciated at the beginning of this year the company locked in savings by preferentially sourcing from the Republic of South Africa and with the recent relative strength in emerging markets, has switched its focus to euro and dollar based sources for procurement wherever possible.
During the credit crisis and current global recession, Randgold Resources has differentiated itself byfully funding its capital projects. This was a conscious decision made early in the Tongon project process where shareholders were given the opportunity to participate in the company’s growth by funding the project in advance through a placement of shares in 2007. Further growth is now in the pipeline in the form of the Massawa project, currently at the prefeasibility stage. The start of construction of this project could follow neatly after the commissioning of Tongon by the end of 2010.
Wherever exploration success leads to new projects, like Massawa and the recently announced Gounkoto discovery, our focus is always to bring them online optimally, sooner rather than later, with the objective of crystallising value for shareholders. What differentiates Randgold Resources from much of the industry is that we seek to raise capital to invest in new projects, that will grow our business, rather than to sustain existing assets. Randgold Resources’ growth profile consequently contrasts noticeably with that of an industry where a substantial amount of new capital has been raised but where annual gold production has been declining since the beginning of this century.
RANDGOLD RESOURCES PROPOSES BUSINESS COMBINATION WITH MOTO GOLDMINES
Randgold Resources has approached the board of directors of Moto Goldmines and proposed to enter into an arrangement agreement providing for the exchange of each outstanding common share of Moto for the equivalent of C$5.00 per share. Under the proposed transaction, Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable,0.07061 of an American Depositary Share of Randgold) per Moto share. In addition, Moto shareholders would be given the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of US$4.47 per Moto share in respect of all or some of their Moto shares. Assuming full take-up of the cash alternative Randgold would expect to issue a total of approximately 3.9 million shares (including shares represented by ADSs) and pay a total cash amount of approximately US$244 million to Moto shareholders. AngloGold Ashanti has agreed to fully fund the cash alternative for an indirect 50% interest in Moto.
The board of Moto has since determined that the Randgold Resources transaction is superior to an earlier offer from Red Back Mining. Accordingly, the board of Moto has notified Red Back of this and Randgold has executed an irrevocable commitment to enter into an arrangement agreement to implement the Randgold Resources transaction, provided that Red Back does not match the Randgold Resources transaction by the end of the day (12:00 midnight — Vancouver time) on 4 August 2009.
LONG TERM STRATEGY AND COMMITMENT TO ORGANIC GROWTH CONTINUE TO DELIVER EXPLORATION SUCCESS
In the past two years, Randgold Resources has added the new Gounkoto target and the Massawa deposit in Senegal to its existing portfolio of discoveries in West Africa. This portfolio already included the 7Moz Morila and Yalea deposits. This exploration record is unparalleled in West Africa and very rare in the global exploration industry. While it is generally acknowledged that luck forms a small part of any success story, this record of discoveries is no fluke but a direct result of the unique way Randgold Resources manages its exploration function.
At the core of the company’s continuing success is its long term exploration strategy combined with a commitment to grow organically through the development of its own discoveries. This strategy is governed neither by gold price fluctuation nor by the need to leverage the share price and ensures that Randgold Resources’ exploration function is an integral part of the business — the engine which pulls the mining train.
This approach has remained the company’s focus since its inception. After identifying a number of regions where a combination of the right geology and the level of risk was amenable to the discovery of world class ore bodies, Randgold Resources’ generative team prioritised parts of West Africa and established a dominant landholding in Mali, Senegal and Côte d’Ivoire, where the company has remained ever since, more recently adding ground in Burkina Faso, Ghana and Tanzania to its portfolio. This perseverance has continued through periods of global financial turmoil, historically low gold prices and, at times, social unrest. Paul Harbidge, group exploration manager, says: “During this time Randgold Resources has maintained a solid platform which has enabled the building of an exploration team with an extensive knowledge of the most prospective goldfields of West Africa, and supplied the time and funding required to build a pipeline of quality advanced targets.”
The Massawa deposit in Senegal is Randgold Resources’ next major development project, where construction is scheduled to begin in 2011, subject to a satisfactory feasibility study, following the completion of the Tongon project in Côte d’Ivoire. This greenfields discovery has the potential to become one of the most important in Africa in recent years and comes at a time when many people had written off Senegal’s prospectivity. The Massawa target, as defined at present, is an eight kilometre mineralised trend where an inferred resource of 3.4Moz was announced earlier this year.
Across the border in the Loulo district in Mali, Randgold is seeing the benefits of yet another exercise of new data collection and reinterpretation across the permit. Last year a helicopter borne EM survey was flown over the entire district, which includes the Bambadji JV in Senegal. New interpretations from this survey have been integrated with historical data and ideas emerging from ongoing PhD research to construct a new prospectivity map for the region. Reinet Harbidge, generative geologist, says: “We are constantly looking at smarter ways to explore, both by testing new technology as well as supporting research. All our geologists are part of the generative team as we use our collective experience and expertise to feed new ideas into the exploration targeting process.”
This process has led the team to the Gounkoto discovery in the south of the Loulo permit where a recent drilling programme has confirmed the continuity of a large mineralised system over a 1 kilometre strike. The size of the system, which features a strong alteration envelope of up to 200 metres in width, is evident from recently released drilling intersections which show unusually wide and high grade zones for a typical Birimian deposit eg 60.17m @ 16.53g/t, 46.6m @ 13.63g/t and 31.8m @ 8.79g/t. Gounkoto is adjacent to an old target, P64, which had received considerable attention previously but which had been parked prior to the development of a new model of the structural architecture in the area. Two kilometres to the east is the 0.5Moz resource at Faraba which is one of a number of identified targets in the region.
Joel Holliday, exploration manager in Mali, says: “The discovery at Gounkoto is the culmination of several years of focused exploration on a range of targets across the Faraba district. When one considers the geological setting of the orebodies which are being mined in the north of the Loulo permit, the upside at Gounkoto and the potential for the Faraba district to become a new mining camp are very clear.”
Other advanced targets on the Loulo permit, which include highly prospective regional trends like the 10 kilometre Yalea structure, are constantly being revisited. The Loulo 3 target, which delivered 20 000 ounces to the plant in 2008, is further testament to the prospectivity of the Loulo permit. At Loulo 3 North, drilling continues on the newly discovered potential of the target, which has grown to 110 000 ounces this year. Chiaka Berthe, Loulo mineral resource manager, says: “On any mining operation it is always important to have flexibility. Quality targets in our resource triangle, such as Loulo 2 and Loulo 3, are providing us with that flexibility and may be leading us to bigger deposits at the same time.”
MULTI-TASKING CAPABILITY BEATS COMPLEX CAPITAL PROJECT AND OPERATIONAL CHALLENGES AT LOULO
The Randgold Resources capital project and development teams have long been kept busy by the company’s exploration successes, but even by their strenuous standards this year is proving a hectic one. A new mine is being built at Tongon, the Massawa prefeasibility has been fast-tracked, a scoping study is under way at Gounkoto — and, most challenging, the plant expansion and underground development at Loulo have had to be tied in with the operational demands of a large and complex mine.
Loulo has consistently met its production targets and the projects are all on schedule — testimony, says chief executive Mark Bristow, to the teams’ ability to multi-task, to learn from experience and to apply that knowledge to the constant optimisation of plans and processes.
Group general manager — capital projects John Steele explains that the development of the underground mine at Yalea was identified as an opportunity to expand the plant’s throughput by some 30% to 300 000 tonnes per month (or 450 tonnes per hour) by the end of this year. The expansion was completed in June and, despite a planned crusher plant shutdown of 14 days for tie-ins, Loulo still managed to increase quarter on quarter production. “This required very careful planning and meticulous coordination between operations and capital projects,” says Steele.
The production target was achieved partly because management decided to campaign an ore source in the Yalea south pit which is high grade but metallurgically complex because of its copper content. This boosted Loulo’s overall grade but resulted in lower recoveries for the quarter. However, says group manager — metallurgy Paul Gillot, the experience gained in processing this ore has encouraged management to consider pushing back the Yalea south open pit to access more of it, thus further enhancing Loulo’s mining flexibility.
The past quarter also saw the commissioning of the overland conveyor system from the Yalea underground mine to the plant. This will reduce the cost of transporting the ore to the plant, previously done by truck, and have a positive effect on Loulo’s overall cost profile.
“The commissioning of the conveyor system has also given us the opportunity of optimising the feed mix through a new crushing circuit which delivers a finer product to the mills,” says Steele.
Following the commissioning of the plant, the focus now shifts to managing the production ramp-up to a steady state by the end of the year. But in true Randgold Resources style, the Loulo team has also started work on the box cut for Gara, its second underground mine, with decline development scheduled to start in January next year. “There’s no slacking off,” says Steele.
MOTORBIKE TREK HIGHLIGHTS AFRICA’S PLIGHT
Randgold Resources chief executive Mark Bristow plans to become more involved in social projects in Africa following his completion of an unassisted motorbike trek from Cape Town to Cairo, which he says opened his eyes to the true level of poverty, unemployment and environmental degradation on the continent.
Bristow, who was accompanied by his two sons and a group of friends, travelled 13 000 kilometres along the East Coast of Africa through Mozambique, Tanzania, Kenya, Ethiopia and Sudan. In addition to it being a father and son experience, which took 48 days to complete, one of the objectives of the trip was to raise awareness of and funds for the Julian Baring Scholarship Fund, which provides scholarships for talented but financially disadvantaged children of mineworkers in Africa to pursue a career in the mining industry.
“When you see the human suffering on this continent, you can only say the mining industry should contribute so much more to the communities in the countries in which it operates in a way that is meaningful like training and education. If anything, this trip has motivated me to become more involved and to galvanise mining companies with assets in Africa to participate more meaningfully in the Scholarship Fund,” Bristow said.
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DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to

it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
In the event a transaction is entered into between Randgold and Moto, of which there can be no assurance, Randgold will file important documents with the SEC and with applicable Canadian securities regulatory authorities. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources Limited, David Haddon, General Counsel and Secretary